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RP(R) FINANCIAL, LC.
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Financial Services Industry Consultants


                                                                December 3, 2004




Board of Directors
BFS Bancorp, MHC
Brooklyn Federal Bancorp, Inc.
Brooklyn Federal Savings Bank
81 Court Street
Brooklyn, New York  11201-5003

Re: Plan of Reorganization and Stock Issuance Subscription Rights Brooklyn Federal Savings Bank
        -----------------------------

Members of the Boards:

        All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company and Stock Issuance Plan (the "Plan") adopted by the Board of Directors of Brooklyn Federal Savings Bank (the "Bank"), a federally-chartered savings bank. Pursuant to the Plan, Brooklyn Federal Savings Bank (the "Bank") will become a wholly-owned subsidiary of Brooklyn Federal Bancorp (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to BFS Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public (the "Minority Stock Issuance"). It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Voting Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

        (1)     the subscription rights will have no ascertainable market value;
                and,

        (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.


        Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.


                                                       Sincerely,

                                                       /s/ RP Financial, LC

                                                       RP(R) FINANCIAL, LC.



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